Exhibit 3

May 14, 2014

Board of Directors
c/o Ms. Shirley Stanke
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

Dear Directors:

As you know, PL Capital and its affiliates are one of Malvern’s largest shareholders.  We own approximately 9.7% of Malvern’s outstanding stock, acquiring some in the first step and the balance after the second step.

We have watched with distress as Malvern has stumbled from one major problem and loss to another.  Rather than itemize all of the Company’s missteps, and the challenges the Company faces, we would like the Board to focus on potential solutions.

There are two basic approaches to deal with these operational, managerial and financial challenges.  First, is to go after each issue, one by one.  The other is to find a comprehensive strategic solution.

We do not think Malvern has evidenced the ability to adequately address its challenges individually.  Even if it were capable of doing so, the resulting Company would still not earn anywhere near the returns reasonably expected by shareholders and regulators.  The amount of time and cost to resolve these challenges individually will also be significant.

A better solution for Malvern is to find a strategic partner to combine with.  Clearly, Malvern is in no position to be an acquirer in an M&A partnership.  Instead, Malvern should seek out a strategic partner who is interested in acquiring Malvern.   The M&A transaction can be used to root out Malvern’s challenges, and combine the best aspects of the two companies to form a more viable company that can potentially prosper in a way that Malvern never will as an independent company.

We are well aware that there are regulatory constraints to being acquired within 3 years of a mutual or MHC second step conversion.  We also understand why that charter provision exists, to give newly public companies time to invest the excess capital raised in the conversion offering.  However, Malvern is not a new public company.  It first went public in 2008, so it has had 6 years to evidence an ability to appropriately manage its capital and business.  Waiting another 1 or 2 years, to make it 7 or 8 years in total since first going public, does not seem necessary or appropriate.  And with the regulatory and operational constraints on the Company, waiting another year or two (or longer) will not change the underlying fundamental challenges, nor the reality that Malvern is not and never will be a viable independent company.

We therefore request that the Board act on its fiduciary duty to shareholders by engaging its legal and financial advisors to explore the sale of Malvern prior to the October 2015, third anniversary of the second step.  We do not know if the regulators will permit such a request, but we believe it is appropriate for the Board and the Company to pursue this option.

Even if the regulators deny the request for an actual transaction announcement prior to the third anniversary, we fully expect the Board to aggressively pursue the sales process now, before the 3 year anniversary has passed.  There is no reason to wait.  We have personal experience as board members of a converted thrift where the Board fully explored its strategic options prior to the third anniversary, then announced a sale shortly thereafter.

We also understand that the current supervisory agreements preclude the payment of severance payments and that members of management may be reluctant to pursue the sale of the Company without their golden parachutes.  Frankly, we do not care, nor should the board let that influence their decision making, because the rights to those payouts were taken away by regulators for good reason.  Shareholders have taken significant losses, so shared sacrifice is also appropriate.

A sale is clearly the right solution for Malvern, its customers and its shareholders.  The Board has a fiduciary duty to take charge of the Company’s strategic direction and process, now, rather than waiting for management (current or prospective) to do it for them.

Please feel free to contact either of us at any time.  If you believe it would be helpful for us to meet the board to discuss our views we would be glad to do so.

Please ensure that all members of the Board receive this letter.  We will be filing this letter as an exhibit in a Schedule 13D amendment, as required by SEC regulations.

Sincerely,

/s/ Richard Lashley                                                         /s/ John Palmer

Richard Lashley                                                              John Palmer
Principal                                                                           Principal